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	March 22, 2011	MOSCOW
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VIA EDGAR
John Ganley, Esq.
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:                               BlackRock Resources & Commodities Strategy Trust (the “Trust”)

Dear Mr. Ganley:

We received your oral comments on February 22, 2011 with respect to the Trust’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed on February 11, 2011, as amended by Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed on February 24, 2011 (Nos. 333-170939 and 811-22501) (the “Registration Statement”) pursuant to the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”).

The Trust has considered your comments and has authorized us to make the responses discussed below.  For ease of reference, we have included your comments below followed by our responses.  All capitalized terms not defined herein are defined in the Registration Statement.

Comments

Comment 1:  General Comment

How will the Trust treat collateral and margin covering futures contracts and other derivative instruments for purposes of the Trust’s policy of investing at least 80% of its total assets, under normal market conditions, in equity securities issued by commodity or natural resources companies, derivatives with exposure to commodity or natural resources companies or investments in securities and derivatives linked to the underlying price movement of commodities or natural resources, including commodity-linked derivatives such as commodity-linked notes, commodity futures, forward contracts and swaps and other similar derivative instruments and investment vehicles that invest in commodities, natural resources or commodity-linked derivatives (the “80% Test”)?

Response:

Any assets deposited as margin to cover futures contracts and other derivative instruments are an essential and integral part of the Trust’s commodity-related investments and will be treated the same as the reference asset to which the futures contract or other derivative instrument relates for purposes of calculating the Trust’s compliance with its 80% Test.  Valuing the commodity portion of the Trust’s assets without the margin deposits or collateral would understate the amount of assets invested in commodity-related investments.  In determining whether assets deposited as margin or collateral for purposes of covering the Trust’s derivative positions should be counted for purposes of calculating the Trust’s compliance with the 80% Test, the primary purpose of such assets should be determinative.  Since such assets are being held for purposes of covering positions in commodities and commodity-related investments, it is appropriate to include such assets as part of the Trust’s commodity investments and counted for purposes of calculating the Trust’s compliance with the 80% Test.  Furthermore, the Trust’s principal exposure to the opportunity for a return and its principal risk exposure in such a transaction lies with the reference asset to which the futures contract or derivative instrument relates, and to the futures contract or derivative instrument itself, and not to the cash or cash equivalents deposited as collateral or margin.  Accordingly, it is proper to treat the cash or other liquid assets deposited as margin or for collateral purposes the same as the futures contract, derivative instrument or reference asset to which it relates for purposes of compliance with the Trust’s investment policies.  This treatment also accords with the recommendations made by The Task Force on Investment Company Use of Derivatives and Leverage, in a report dated July 6, 2010 to the Securities and Exchange Commission’s Division of Investment Management.  See Report of the Task Force on Investment Company Use of Derivatives and Leverage.(1) This treatment is also consistent with the staff’s position in Granite Fund (pub. avail. October 31, 1983); E.F. Hutton & Company Inc. (pub. avail. July 22, 1983); Peavey Commodities Futures Funds I, II and III (pub. avail. June 2, 1983); and Alpha Delta Fund (pub. avail. May 4, 1976).  The foregoing no action letters support the proposition that an issuer engaged primarily in the business of investing, reinvesting, or trading in commodities, not securities, would not be considered an investment company under the 1940 Act, even if such issuer invested a substantial portion of its assets in liquid assets such as Treasury bills or other U.S. government securities for margin purposes.

(1)   The report can be found here: http://meetings.abanet.org/webupload/commupload/CL410061/sitesofinterest_files/DerivativesTF_July_6_2010_final.pdf

Comment 2:  General Comment

Are there any limitations on the Trust’s exposure to any one counterparty with respect to futures, swaps and other derivatives?

Response:

The Trust does not have any “hard” limitations on its exposure to any counterparty.  However, BlackRock has established “soft” limitations on counterparty exposure for purposes of applying the firm’s policies described below, which are applicable to the Trust.  These limitations may change from time to time with respect to specific counterparties in the sole discretion of BlackRock based on BlackRock’s perception of the credit risk of the particular counterparty at that time and are subject to exceptions in BlackRock’s discretion based on any special facts and circumstances applicable to a transaction or counterparty.

BlackRock’s philosophy is to manage counterparty credit risk conservatively.  As such, the firm actively and aggressively monitors counterparty credit risk exposures globally and evaluates counterparty credit quality on a continuous basis.  The counterparties with which the firm trade must have broad market coverage.  With respect to OTC derivatives, exposure to each counterparty is monitored, and agreements are diversified to minimize exposure to individual counterparties.  Margin calls are made on a dealer-by-dealer basis for each portfolio in line with respective master agreement terms.

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If you have any questions or comments or require any additional information in connection with the above, please telephone me at (212) 735-3406 or George Ching at (212) 735-3637.

Very truly yours,

/s/ Michael K. Hoffman
Michael K. Hoffman

cc: George Ching